PW


10031899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 3 0 2010
Washington, DC
110

SEC FILE NUMBER
8- 18284

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 6/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diamant Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 MASON STREET
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HERBERT DIAMANT
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

90 GROVE ST. (Address) RIDGEFIELD (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 0 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HERBERT DIAMANT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIAMANT INVESTMENT CORPORATION, as of JUNE 30, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

My Commission Exps. [illegible] 31, 2013

Notary Public



This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS
JUNE 30, 2010


Reynolds
& Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Diamant Investment Corporation
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Diamant Investment Corporation (the "Company") as of June 30, 2010, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamant Investment Corporation as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Reynolds & Rowella, LLP

Ridgefield, Connecticut
August 23, 2010

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

EXHIBIT A

DIAMANT INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2010

ASSETS

Cash and cash equivalents	$ 458,977
Restricted cash	15,377
Due from clearing organization	73,000
Investments, at market value	438,338
Interest receivable	3,308
Property and equipment, net	55,290
Secured demand notes	400,000
Other assets	533
TOTAL ASSETS	$ 1,444,823

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Customer payable - securities account	$ 20,978
Non-customer accounts payable	98,308
Income taxes payable	8,345
Payroll taxes payable	12,399
Accrued expenses	2,967
Subordinated borrowings	400,000
TOTAL LIABILITIES	542,997
STOCKHOLDERS' EQUITY	
Common stock - no par value, 100 shares authorized, issued and outstanding	85,000
Additional paid-in capital	76,326
Retained earnings	740,500
TOTAL STOCKHOLDERS' EQUITY	901,826
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,444,823

See accompanying notes to financial statements

EXHIBIT B

DIAMANT INVESTMENT CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2010

REVENUES	
Commissions	$ 60,818
Realized and unrealized gains and losses	344,069
Affiliate administrative fees	293,565
TOTAL REVENUES	698,452
GENERAL AND ADMINISTRATIVE EXPENSES	
Officers' salaries	189,295
Office salaries	118,478
Payroll and other taxes	25,120
Profit sharing expense	23,071
Clearing charges	32,288
Communications	14,469
Data processing	36,748
Insurance	37,924
Rent	44,079
Automobile	7,285
Floor brokers	606
Travel and entertainment	3,816
Dues and subscriptions	21,526
Professional fees	19,040
Interest	20,113
Office	10,505
Depreciation	10,936
Subscriptions	20,706
Commissions	4,151
Employee benefits	5,250
Other expenses	1,378
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	646,784
INCOME BEFORE OTHER INCOME AND PROVISION FOR INCOME TAXES	51,668
OTHER INCOME	
Interest and dividends	19,030
INCOME BEFORE PROVISION FOR INCOME TAXES	70,698
PROVISION FOR INCOME TAXES	11,511
NET INCOME	$ 59,187

See accompanying notes to financial statements

EXHIBIT C

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2010

	Common Stock		Additional Paid	Retained	
	Shares	Amount	in Capital	Earnings	Total
BEGINNING BALANCE - JULY 1, 2009	100	$ 85,000	$ 76,326	$ 681,313	$ 842,639
Net income	-	-	-	59,187	59,187
ENDING BALANCE - JUNE 30, 2010	100	$ 85,000	$ 76,326	$ 740,500	$ 901,826

See accompanying notes to financial statements

EXHIBIT D

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2010

NO CHANGE

See accompanying notes to financial statements

EXHIBIT E

DIAMANT INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2010

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 59,187
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	10,936
Changes in operating assets and liabilities:	
Investments, at market value	103,134
Interest receivable	1,674
Restricted cash	(3)
Customer payables - securities account	(15,978)
Non-customer accounts payable	(40,015)
Accrued expenses	(11,431)
Payroll taxes payable	1,115
Income taxes payable	7,918
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	116,537
NET INCREASE IN CASH	116,537
CASH AND CASH EQUIVALENTS - BEGINNING	342,440
CASH AND CASH EQUIVALENTS- ENDING	$ 458,977
SUPPLEMENTAL DISCLOSURES:	
Interest paid	$ 20,113
Income taxes paid	$ 2,913

See accompanying notes to financial statements

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Diamant Investment Corporation, (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation, Depository Trust Company and Lakeside Bank.

A substantial portion of the customer securities are held in trust by the Depository Trust Company and Lakeside Bank. Physical possession of certain customers securities are held by the Company.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to be highly liquid investments, with original maturities of three months or less.

Restricted Cash

Restricted Cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

Customer Payable

Customer payable includes amounts due on security transactions that will be paid by the Company from the restricted cash accounts.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment consists of automobiles, furniture, fixtures and equipment at cost and includes expenditures for major items. Maintenance, repairs and minor replacements are expensed. Depreciation is calculated under accelerated methods based on expected useful lives of 5 years for all assets.

Income Taxes

The Company is organized as a C corporation and reports its taxable income and/or losses. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income of the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has adopted a calendar year, January 1 to December 31, 2009, period for purposes of income tax reporting.

The provision for income taxes includes federal and state income taxes currently payable or refundable and the change in the deferred income taxes resulting from differences between the financial statement and tax basis of assets and liabilities during the year.

Uncertain Tax Positions

The Company adopted the authoritative guidance included in ASC 740 on accounting for and disclosure of uncertain tax positions. The Company recognizes the benefits of uncertain tax positions only when the position is "more likely than not" to be sustained in the event of examination by tax authorities. The maximum tax benefit recognized is limited to the amount that is more than 50% likely to be realized upon ultimate settlement with the taxing authorities.

Revenue Recognition

The Company records trading gains and losses and related revenues and expenses on a settlement date basis.

Commissions are recorded when earned which is normally the date the trade settles.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

Affiliate administrative fees are recorded as revenue at the time the services are completed.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value provides a framework for measuring fair value, clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Securities owned are carried at market value as determined by the last reported sales price on the last business day of the fiscal year

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Events Occurring After Reporting Date

The Company has evaluated events and transactions that have occurred between June 30, 2010 and August 23, 2010, which is the date the financial statements were available to be issued for possible disclosure and recognition in the financial statements.

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

NOTE 2 – INVESTMENTS, AT FAIR VALUE

The assets and liabilities that are measured at fair value on a recurring basis and categorized using the three levels of the fair value hierarchy consisted of the following as of June 30, 2010.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Corporate stocks	$ 220,879	$ -	$ -
Corporate bonds	70,032	-	-
Municipal bonds	144,268	-	-
Non-marketable stock	-	3,159	-
Total assets	$ 435,179	$ 3,159	$ -

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at June 30, 2010:

Automobiles	$94,367
Furniture, fixtures and equipment	38,222
	132,589
Accumulated depreciation	(77,299)
Net property and equipment	$55,290

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is committed under a month to month operating lease for office space at $5,443 per month.

Rent expense charged to operations for the year ended June 30, 2010 was $44,079.

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

NOTE 5 – NET CAPITAL REQUIREMENT (continued)

At June 30, 2010, the Company had net capital of $1,187,233, which exceeded the minimum requirement of $250,000 by $937,233.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with an affiliated company, Diamant Asset Management Inc. (the "Affiliate"), to provide management and administrative services. The Affiliate is registered with the SEC. The Company charges the Affiliate for administrative fees. These amounts are included in revenue in the statement of operations in the amount of $293,565. In addition, $95,321 was due to the Affiliate as of June 30, 2010 and is included in non-customer accounts payable.

The Company paid interest of $20,000 to the Company's stockholders as explained in Note 8.

NOTE 7 – PROFIT SHARING RETIREMENT PLAN

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. For the year ended June 30, 2010, the Company contributed $23,071 to the plan.

NOTE 8 – SUBORDINATED BORROWINGS

The Company has entered into secured demand note collateral agreements, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 5% per annum and mature on March 31, 2011. Interest expense for the year ended June 30, 2010 was $20,000.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 9 – INCOME TAXES

The provision for income taxes consists of the following:

Federal	$ 8,598
State	2,913
	$11,511

DIAMANT INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2010

NOTE 9 – INCOME TAXES (continued)

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes primarily because of certain expenses deductible for financial reporting purposes that are not deductible for tax purposes. There are no deferred taxes at June 30, 2010.

SUPPLEMENTARY INFORMATION

SCHEDULE I

DIAMANT INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2010

TOTAL OWNERSHIP EQUITY QUALIFIED FOR NET CAPITAL	$ 901,826
Subordinated borrowings allowable in computation of net capital	400,000
Total Capital & Allowable Subordinations	1,301,826
Less non-allowable assets:	
Property and equipment - net	55,290
Not readily marketable securities	3,159
Other assets and petty cash	595
	59,044
NET CAPITAL BEFORE HAIRCUTS	1,242,782
Haircuts	
Equity securities	33,132
Municipal bonds	9,224
Corporate bonds	4,574
Money market investments	8,619
	55,549
NET CAPITAL	$ 1,187,233
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $250,000)	$ 250,000
EXCESS NET CAPITAL	$ 937,233
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Customer payables, net of restricted cash	$ 5,788
Payroll taxes payable	12,399
Income taxes payable	8,345
Accrued expenses	2,967
Total aggregate indebtedness	$ 29,499
Percentage of aggegate indebtedness to net capital	.06 to 1

STATEMENT PURSUANT TO PARAGRAPH (d) (4) OF RULE 17a-5

There were differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II-A filing as of June 30, 2010. The differences are:

	Aggregate Indebtedness	Net Capital
Balance per firm's computation	$ 18,187	$ 1,188,721
Income taxes payable per financials	8,345	1,479
Other accruals	2,967	(2,967)
Balance per financial statements	$ 29,499	$ 1,187,233

Note: The Company had an estimated tax on income of $9,885 which was $1,479 higher than the final accrual.

See accompanying notes to financial statements

SCHEDULE II

DIAMANT INVESTMENT CORPORATION
RESERVE REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AS OF JUNE 30, 2010

Credit factors		
Free credit balances and other credit balances in customers' security accounts	$	20,978
Customers security accounts failed to receive		-
Total credit factors		20,978
Debit factors		
Debit balances in customers' cash accounts		-
Customer securities failed to deliver not older than 30 days		-
Less: 3% charge		-
Total debit factors		-
Net credit balance	$	20,978
Amount of excess credits at 105%	$	22,027
Compliance		
Amount held on deposit in segregated bank accounts for the exclusive benefit of customers at report date	$	15,377
Amount deposited to segregated bank accounts for the exclusive benefit of customers on July 1, 2010 (first business day following the year ended June 30, 2010)		10,000
Total amount held on deposit in segregated bank accounts on July 1, 2010	$	25,377

See accompanying notes to financial statements

DIAMANT INVESTMENT CORPORATION
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
AS OF JUNE 30, 2010

1. Customer fully paid securities and excess margin securities not in the respondent's control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

NONE

2. Customer fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

NONE

See accompanying notes to financial statements.

DIAMANT INVESTMENT CORPORATION

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL

Reynolds & Rowella LLP

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders of
Diamant Investment Corporation
Greenwich, Connecticut

In planning and performing our audit of the financial statements of Diamant Investment Corporation (the "Company"), as of and for the year ended June 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration on control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 **e-mail info@reynoldsrowella.com** **website: www.reynoldsrowella.com**

to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Reynolds & Rowella, LLP

Ridgefield, Connecticut
August 23, 2010

DIAMANT INVESTMENT CORPORATION
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGEED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT RECONCILIATION
JUNE 30, 2010

Reynolds & Rowella LLP


Reynolds
& Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SECURITIES INVESTORS PROTECTION CORPORATION ASSESSMENT RECONCILIATION

To the Board of Directors of
Diamant Investment Corporation
Greenwich, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2009 to June 30, 2010, which were agreed to by Diamant Investment Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively the "Specified Parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report had been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2010, with the amounts reported in Form SIPC-7 for the period from July 1, 2009 to June 30, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting one difference on net gains which should have been $66,558 not $115,712; this results in an additional amount owed of $123.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

90 Grove Street, Suite 101
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue, Suite 303
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 ***e-mail info@reynoldsrowella.com*** ***website: www.reynoldsrowella.com***

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by any other than these specified parties.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

August 23, 2010
Ridgefield, Connecticut

SIPC-7

(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(31-REV 5/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Diamant Investment Corporation
170 Mason Street
Greenwich, CT 06830-6644
#018284

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Herbert Diamant 203-661-6410

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,403

B. Less payment made with SIPC-6 filed (exclude interest) (843)

2/1/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 560

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 560

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 123

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Diamant Investment Corporation
(Name of Corporation, Partnership or other organization)

Herbert Diamant
(Authorized Signature)

Dated the_____ day of ______________, 20_____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning July 1, 2009 and ending June 30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 717,484
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	30,530
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	605
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	66,558
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental and Data processing income	58,650
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	156,343
2d. SIPC Net Operating Revenues	$ 561,141
2e. General Assessment @ .0025	$ 1,403

(to page 1 but not less than $150 minimum)